UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting

On September 2, 2026, AC Immune SA (the “Company”) published its Extraordinary General Meeting (“EGM”) Invitation and General Meeting Proxy Cards for the EGM to be held on October 2, 2026. A copy of the EGM Invitation and General Meeting Proxy Cards are attached as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K.

Proposed New Board Member

At the EGM, the Company will propose Tom Graney for election as a member of the Board of Directors (“Board”) for a term of office until the end of the Annual General Meeting in 2027. Subject to his election, the Board intends to appoint Mr. Graney as a member of the Audit and Finance Committee.

Mr. Graney is an experienced health-care executive with a strong background in company management, financing and business development. He has over 25 years’ diverse experience in biopharma. His industry experience comprises time spent as CFO at Vertex Pharmaceuticals, Ironwood Pharmaceuticals and Generation Bio after a long career at Johnson & Johnson, which included four years as worldwide Vice President of Finance and CFO of Ethicon. In addition, Mr. Graney is already familiar with the Company thanks to his prior mandate as Board member from 2016 until 2023. Most recently, Mr. Graney has been appointed CFO, then CEO of Oxurion, a clinical-stage biopharmaceutical company developing next-generation ophthalmic therapies. To date, he has contributed towards the raising of more than USD 500 million on both private and public capital markets. A Chartered Financial Analyst, Certified Financial Manager and Management Accountant, Mr. Graney holds a BS in accounting from the University of Delaware and an MBA in Marketing, Finance and International Business from the Leonard N. Stern School of Business at New York University.

Board Member Not Standing for Re-election

Carl June has decided to step down from the Board and the Audit and Finance Committee, effective as of the EGM. His decision was not because of a disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. The Company thanks him sincerely for his contributions to the Board and wishes him well in his future endeavors.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Invitation to Extraordinary General Shareholders’ Meeting
99.2	2026 Extraordinary General Meeting Proxy Card (Common Share Record Holders)
99.3	2026 Extraordinary General Meeting Proxy Card (Brokers)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Martin Zügel
Name: Martin Zügel
Title: Interim Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date: September 3, 2026